October 2, 2006

Via:	EDGAR CORRESPONDENCE & FACSIMILE (202) 772-9202
Ms. Linda Cyrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Premier Exhibitions, Inc. (the “Registrant”) Amendment No. 4 to Form SB-2 on Form S-1, filed on October 2, 2006 (“Amendment No. 4”) Commission file No.: 333-130873
Dear Ms. Cyrkel:
     Subsequent to the filing on behalf of the Registrant of that certain letter to the Staff of the Securities and Exchange Commission dated September 1, 2006 (the “September 1 Letter”), and after further consideration by the Registrant in light of discussions between the Registrant and its representatives and the Staff, the Registrant does hereby amend and supplement the September 1 Letter, as specifically set forth below.
     Captions and numbered paragraphs in this letter correspond to those set forth in the Staff’s August 14, 2006 letter to the Registrant.
Note 2. Artifacts, Page F-11
8.	We note from your response to our prior comment 10 and your revised disclosure in Note 2, that the salvor-in-possession rights asset of $879,000 represents the cost of the expedition in August 2004 in which you obtained 75 artifacts. Please explain to us why you have treated the artifacts recovered in the August 2004 expedition as “salvor-in-possession rights” on the face of the balance sheet rather than “artifacts” and explain to us the nature of any differences between the artifacts recovered during August 2004 and those acquired in prior years. Also, please explain to us how the January 31, 2006 opinion that the Company must seek a salvage award under the law of salvage could affect the amount capitalized as “salvor-in-possession rights” on the face of the balance sheet. Include in your response any possibilities that the asset may be impaired if the Company does not obtain a salvage award and how you have considered that possibility in your valuation of the asset.

Ms. Linda Cyrkel, Branch Chief

The Registrant previously accounted for its salvor-in-possession rights as an asset. However, since the Registrant’s salvor-in-possession rights are an internally developed intangible asset, the Registrant has determined under SFAS No. 142 that such asset should have been recognized by the Registrant as an expense when incurred. Amendment No. 4, including the Consolidated Financial Statements, has been revised by the Registrant accordingly.
Note 3. Balance Sheet Details, page F-13
9.	We note from your response to our prior comment 11 that you have revised your disclosures to address the accounting policy for capitalizing exhibition license costs and the methodology for amortizing the asset as well as a description of how the estimated useful lives were determined for each component of the asset. However, we do not believe that your revised disclosures adequately address our comment. In regards to the April 2004 exhibition license, please tell us and disclose the useful life that has been assigned to the asset, explain the various factors that were considered in determining that the useful life is appropriate, and explain why you believe you will continue to derive benefits for this intangible for that period. Also, please explain why there has not been any amortization of this asset since it was recorded in April 2004. In regards to the May 2005 exhibition license, please explain the various factors that were considered in determining that a useful life of 5 years is appropriate, and explain why you believe you will continue to derive benefits from this intangible for that period. Additionally, please completely and clearly provide disclosure of your accounting policy for capitalizing exhibition license costs as well as the nature of any costs that are expensed upon acquisition.

In accounting for exhibition licenses, the Registrant has recorded additional amortization in the fiscal years ended February 28, 2006 and 2005 as well as in the quarter ended May 31, 2006 for the exhibition license acquired by the Registrant in April 2004 from Exhibit Human: The Wonders Within, Inc. The Registrant has determined to amortize the license on a pro rata basis over the term of the agreement with Exhibit Human. Amendment No. 4, including the Consolidated Financial Statements, has been revised by the Registrant accordingly.
Note 8. Notes Payable and Long-Term Debt, page F-22
14.	Please explain to us, and provide detail in the notes to the financial statements, regarding the nature of the amounts included in “notes payable” as of February 28, 2006. Include in your response how you have accounted for the $2,425,000 of funding received from SAM Tour in connection with the joint venture entered into in April 2005.

Ms. Linda Cyrkel, Branch Chief

The Registrant has revised Note 8 to the Consolidated Financial Statements to more clearly indicate the dates of repayment of amounts owed by the Registrant to SAM Tour (USA), Inc. as well as the amount outstanding to SAM Tour (USA), Inc. as of February 28, 2006.
Note 14. Quarterly Financial Data (Unaudited), page F-26
15.	With respect to the restatement of the November 30, 2005 quarterly data for the reversal of gain on the RMS Carapathia transaction and discussed in your response to comment 14, the quarterly data for the November 30, 2005 period should be reconciled with the amounts previously reported for the period with a discussion detailing the reason for the difference. Refer to Item 303(a)(2) of Regulation S-K. Please revise accordingly.

The Registrant has moved the restatement of its November 30, 2005 quarterly data for the reversal of gain on the RMS Carapathia transaction to Note 13 to the Consolidated Financial Statements so that such restatement can be more easily read in conjunction with the Registrant’s quarterly financial data. Previously, such data was included in Note 14 to the Consolidated Financial Statements.
20.	Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.

Attached to Amendment No. 4 as Exhibit 23.2 is the consent of Kempisty & Company, Certified Public Accountants, P.C., the Registrant’s Independent Registered Public Accounting Firm.
     Concurrent with the Registrant’s filing of Amendment No. 4, the Registrant will also file with the Securities and Exchange Commission Amendment No. 1 to its Annual Report on Form 10-K for its fiscal year ended February 28, 2006 and Amendment No. 1 to its Quarterly Report on Form 10-Q for its fiscal quarter ended May 31, 2006 (together, the “Amendments”). The Amendments will reflect revisions to the Registrant’s Consolidated Financial Statements described above.

Ms. Linda Cyrkel, Branch Chief

     Please address any additional questions or comments to the undersigned, together with a copy of such correspondence to the Registrant, Attn.: Arnie Geller, Chief Executive Officer.

Respectfully submitted,
/s/ Daniel R. Kinel

Daniel R. Kinel Partner DIRECT DIAL: 585-231-1186 E-MAIL: DKINEL@HSELAW.COM

cc:	Ms. Claire Erlanger, Division of Corporation Finance Mr. Joe Foti, Division of Corporation Finance